ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

May 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Cel-Sci Corporation Request for Acceleration

Registration Statement on Form S-1

File No. 333-295168 (the “Registration Statement”)

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”) hereby concurs in the request by the Company to withdraw its request for an acceleration of the above referenced registration statement.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord
Head of Investment Banking